Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED

2005 OCT 25 P 12:11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 October 2005

[redacted]

05012024

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

K. Will

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

10/25

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

RECEIVED
2005 OCT 25 P 12: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 October 2005

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Tabcorp Holdings Limited (the 'company') will be held at the Grand Harbour Ballroom, Level 3, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney at 10.00am on Monday, 28 November 2005.

Attached are copies of documents relating to the company's Annual General Meeting that will be dispatched to shareholders today with their dividend statements and, if requested, the company's annual report for the year ended 30 June 2005.

Included in the attachment are:

- Chairman's letter;
- Notice of Annual General Meeting; and
- Proxy form.

The Annual General Meeting will be webcast live on the company's website at **www.tabcorp.com.au**

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 8614 2903
Facsimile (proxy only): (02) 9287 0309
E-mail: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

13 October 2005

Dear Shareholder,

I am pleased to invite you to Tabcorp's 2005 Annual General Meeting, which will be held at the Grand Harbour Ballroom, Level 3, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, at 10.00am on Monday 28 November 2005. Enclosed is a Notice of Meeting detailing the business to be considered at the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form with you to enable prompt registration on your arrival.

On the reverse of this letter is a map showing the location of the Star City Hotel and information regarding parking and public transport options.

The meeting will be webcast live on the company's website at **www.tabcorp.com.au** and will also be archived on this site for later viewing.

Proxy voting and voting on-line

If you are unable to attend the meeting, you are encouraged to vote on-line using the share registry's website **www.asxperpetual.com.au** or appoint a proxy to attend and vote on your behalf. To appoint a proxy complete the enclosed proxy form in accordance with the instructions on the proxy form. The proxy form should be returned to the company's share registry either by facsimile on (02) 9287 0309 or in the envelope provided. On-line votes and proxy forms must be received by 10.00 a.m. (AEST) on Saturday 26 November 2005 to be valid for the meeting.

Become an eShareholder (receive your communications electronically)

Shareholders can elect to receive their dividend statements, annual reports and other materials electronically, and receive their dividend entitlements in the form of additional Tabcorp shares through the Dividend Reinvestment Plan or paid directly into a nominated Australian bank account. Shareholders can sign up to receive all shareholder communications by email by either registering on-line using Tabcorp's website or the share registry's website, or filling out an Electronic Shareholder Communications form available from Tabcorp's website or by calling the share registry. **This provides a quick, convenient and secure way for shareholders to receive their dividends and communications, while reducing costs and helping the environment.**

I look forward to welcoming you to the Annual General Meeting.

Yours faithfully,

MICHAEL ROBINSON AO
Chairman

HOW TO GET TO THE MEETING

Star City is located on the foreshore of Sydney Harbour.

There are many ways that you can get to Star City. You can get there by taking the Metro Light Rail from Central Railway Station or the Monorail from the city to Darling Harbour. There are also public bus and ferry services that depart from Circular Quay, or take a short walk from the Town Hall to Star City over the Pyrmont Bridge.

When you arrive at Star City proceed to the Grand Harbour Ballroom, which is located on the third floor of the Hotel tower.

By Public Bus Routes

The State Transit bus 443 regularly departs Circular Quay with stops including Town Hall before arriving at Star City. For route and timetable information call 13 15 00.

By Metro Light Rail

Departs from Central Station via Darling Harbour to Star City every 10 to 15 minutes. For further information call (02) 9285 5600.

By Monorail

The Sydney Monorail links the city, Darling Harbour and Chinatown. Harbourside is the closest station and is only a seven minute walk to Star City. It operates every three to five minutes. For further information call (02) 9285 5600.

By Car

The main access roads into Star City are Pyrmont Street and Pirrama Road. The Star City car park can be entered using either Pirrama Road or Edward Street. Shareholders can use the Star City car park for free by presenting their car park entry ticket when registering at the meeting. There are also a number of other car parks located in the area. Please refer to the map below for these locations.

By Taxi

The taxi pick-up and drop-off point is located on our driveway, off Jones Bay Road.

By Ferry

Ferries operate from Circular Quay and stop at the wharf across from Star City. For route and timetable information on State Transit's Darling Harbour ferry to Pyrmont Bay



Town Hall
Pyrmont Bridge
Star City
Harbourside at Novotel
Parking
Monorail
Metro Light Rail

Notice of Annual General Meeting

Tabcorp

Tabcorp Holdings Limited

ABN 66 063 780 709 5 Bowen Crescent, Melbourne Australia 3004

Notice is hereby given that the Annual General Meeting of Tabcorp Holdings Limited (the "Company") will be held at the Grand Harbour Ballroom, Level 3, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney on Monday, 28 November 2005 at 10.00 a.m.

Item 1 – Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and of the Auditor in respect of the year ended 30 June 2005.

Item 2 – Election of Director

In accordance with the Company's Constitution, Ms P.J. Dwyer, having been appointed as an additional member of the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers herself for election.

Mr W.V. Wilson retires at the conclusion of the Annual General Meeting and is not seeking re-election.

Item 3 – Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' Report) in respect of the year ended 30 June 2005 be adopted.'

Item 4 – Remuneration of Directors

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the aggregate sum per annum available for payment to the non-executive Directors of the Company in accordance with Rule 70 of the Company's Constitution as remuneration for their services be increased by $500,000 from $1,500,000 up to a maximum sum of $2,000,000 per annum.'

In accordance with the Australian Stock Exchange (ASX) Listing Rules, the Company will disregard any votes cast on item 4 by:

- a Director of the Company; and
- an associate of a Director of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form in relation to item 4 is marked).

By Order of the Board

K. Willcock
Company Secretary
Dated: 13 October 2005

FOR THE PURPOSE OF ASSISTING VISION IMPAIRED SHAREHOLDERS, A COPY OF THIS NOTICE IN LARGE PRINT IS AVAILABLE BY CALLING (03) 9868 2779.

NOTES

Voting at the Meeting

1. The Company has determined that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded in the Company's Register of Members as at 7.00 p.m. (AEST) on Saturday, 26 November 2005.
2. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting referred to below).

Voting by Proxy

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies, who may be either an individual or a body corporate. Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:
   - appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the *Corporations Act 2001* (Cth); and
   - provides to the Company satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

   If a shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. An additional form of proxy will be supplied by the Company's Share Registry on request.
2. In the case of joint shareholders, the form of proxy must be signed by either one or both of the joint shareholders personally or by attorney. If you are signing as an attorney then the power of attorney must have been noted by the Share Registry or a certified copy must accompany the proxy form.
3. If the shareholder is a corporation, the form of proxy may be executed under its common seal, or under the hand of two directors of the company or a director and a company secretary of the company. If there is a sole director who is also the sole secretary, the form of proxy may be signed by that person.
4. A proxy need not be a shareholder of the Company.
5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, he will vote in support of the resolution. In the case of item 4, the Chairman will vote undirected proxies in favour of the resolution where permitted to do so by the relevant proxy form.
6. To be effective, a form of proxy must be received by the Company at the postal address shown below or at the Company's registered office, 5 Bowen Crescent, Melbourne, Victoria, 3004, or at the facsimile number (02) 9287 0309, by 10.00 a.m. (AEST) on 26 November 2005. Proxy forms may also be lodged on-line at the Share Registry's website, **www.asxperpetual.com.au.** You will be taken to have signed your proxy form if you lodge it in accordance with the instructions on the website.

A Form of Proxy accompanies this Notice of Annual General Meeting.

Restrictions on Voting

Gaming legislation in Victoria, New South Wales and Queensland and Part 2 (Rules 131 to 139) of the Company's Constitution contain provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. The legislation also sets out the regulation of shareholding interests. The relevant Minister has the power to request information to determine whether a person has a prohibited shareholding interest. If a person fails to furnish these details within the time specified or, in the opinion of the Minister, the information is false or misleading, the Minister can declare the voting rights of those shares suspended.

For Lodgement of Proxy Form

Proxy forms may be lodged at the Company's registered office or at the Company's Share Registry at the following addresses:

ASX Perpetual Registrars Limited Locked Bag A14 Sydney South, NSW 1235	or	ASX Perpetual Registrars Limited Level 8 580 George Street Sydney, NSW 2000

or by facsimile: (02) 9287 0309

or on-line at **www.asxperpetual.com.au.**

EXPLANATORY MEMORANDUM

Item 1 – Financial Statements and Reports

The Financial Report, Directors' Report and Auditor's Report for the Company for the year ended 30 June 2005 will be laid before the meeting. There is no requirement for shareholders to approve those reports. However, the Chairman will allow a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the Auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of the Auditor in relation to the conduct of the audit.

Written questions to the Company's Auditor about:

- the content of the Auditors' Report; and
- the conduct of the audit,

may be submitted no later than Monday, 21 November 2005 to:

The Company Secretary
Tabcorp Holdings Limited
5 Bowen Crescent, Melbourne
VIC 3004
Facsimile: (03) 9868 2639
E-mail: investor@tabcorp.com.au

Copies of the questions to the Company's Auditor will be available at the meeting and posted on the Company's website.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company may be submitted at any time prior to the meeting to the Company Secretary at the above address.

Item 2 – Election of Director

Ms Paula Dwyer was appointed by the Board as a Director of the Company on 30 August 2005, following the receipt of all necessary regulatory approvals. Under the ASX Listing Rules and the Constitution of the Company, a Director who is appointed by the Board may hold office only until the next general meeting of the Company and is then eligible for election at that meeting. Accordingly, Ms Dwyer offers herself for election as a Director.

Ms Dwyer is a director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited and Alpha Investment Management Company. In the not-for-profit sector, she is a director of CCI Investment Management Limited and the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995. Ms Dwyer is a member of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

The Directors recommend that shareholders vote in favour of item 2.

Item 3 – Remuneration Report

As a result of some recent amendments to the *Corporations Act 2001* (Cth), the Company is now required to include, in the Directors' Report, a detailed Remuneration Report relating to Directors' and executives' remuneration in the financial year ended 30 June 2005, and submit it for adoption by resolution of shareholders at the Annual General Meeting.

The Directors' Report for the year ended 30 June 2005 contains the Company's Remuneration Report. A copy of the Remuneration Report is set out on Pages 33 to 43 of the Concise Annual Report, which can be found on the Tabcorp website at **www.tabcorp.com.au.**

The Remuneration Report discusses matters including (but not limited to):

- Board policy for determining the remuneration of Directors and executives;
- the relationship between that policy and the Company's performance;
- details of the performance conditions associated with the remuneration of the Managing Director and Chief Executive Officer and senior executives;
- certain details prescribed by the Corporations Regulations relating to the remuneration of the Directors and the five most highly remunerated executives of the Company and the Tabcorp Group.

The Directors recommend that shareholders vote in favour of item 3.

The shareholder vote is advisory only and does not bind the Directors or the Company.

Item 4– Remuneration of Directors

The Constitution of the Company (Rule 70) provides that the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company's shareholders in general meeting. It is proposed that the maximum aggregate sum available for payment of non-executive Directors' fees in each year be increased by $500,000 to $2,000,000 from the current amount of $1,500,000.

The aggregate annual remuneration paid to non-executive Directors was last increased with the approval of shareholders in 2003. Since that time the size and complexity of the Company's business has expanded significantly, the Board has increased in size and the enterprise value of the Tabcorp Group has doubled. This expansion has resulted in a substantial increase in the responsibilities and workloads of Directors.

The proposed increase in the aggregate annual Directors' remuneration is to ensure that the Company is able to continue to reward its non-executive Directors for their services in a manner reflecting the skills and experience they bring to the Company. The Board also considers that it is in the interests of the Company for the remuneration of non-executive Directors to be competitive with other companies of comparable size and standing to Tabcorp.

It should be noted that in recognition of market trends and prevailing shareholder expectations, the Board decided in 2003 that retirement benefits for all non-executive Directors would cease to accrue for services provided after 30 June 2003.

The fees payable to individual non-executive Directors are reviewed annually by the Remuneration Committee which obtains external advice on prevailing levels of remuneration at comparable companies. It is not intended to utilise fully the increase in the aggregate sum of remuneration in the immediate future, although it is likely that new appointments to the Board will be made in 2006.

Given their interest in the subject matter of this resolution, the Directors make no recommendation to shareholders in relation to item 4.

Please return your Proxy form to:
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (02) 9287 0309
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

You can also lodge your vote on-line at www.asxperpetual.com.au

X99999999999

Tabcorp

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Tabcorp Holdings Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder named above) you are appointing as ________

your proxy or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Monday, 28 November 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed, please obtain an additional proxy form from the share registry. **Proxies will only be valid and accepted by the Company if they are signed and received by 10:00am (AEST) on Saturday, 26 November 2005.** The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box(es) below.**

	For	Against	Abstain*
Item 2 – Election of Director Ms P.J. Dwyer	☐	☐	☐
Item 3 – Remuneration Report (non-binding advisory vote)	☐	☐	☐
Item 4 – Remuneration of Directors	☐	☐	☐

C ☐ **IMPORTANT: FOR ITEM 4 ABOVE**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 4 above, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even though he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting ASX Perpetual Registrars Limited at the address or telephone number shown on this form. ASX Perpetual Registrars Limited privacy policy is available on its website (www.asxperpetual.com.au).

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	13 April 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,074 ordinary shares held directly; and 99,000 ordinary shares held indirectly, including the acquisition of shares detailed within this appendix.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	13 October 2005, being the Tabcorp dividend payment date
No. of securities held prior to change	1,049 ordinary shares held directly; and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	25 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.94 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

No. of securities held after change	1,074 ordinary shares held directly; and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

RECEIVED
2005 OCT 25 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	13 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	2,822 ordinary shares held directly, including the acquisition of shares detailed within this appendix.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	13 October 2005, being the Tabcorp dividend payment date
No. of securities held prior to change	2,755 ordinary shares held directly
Class	Ordinary shares
Number acquired	67 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.94 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
No. of securities held after change	2,822 ordinary shares held directly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.